ADVANCED BATTERY TECHNOLOGIES, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

212-391-2751 (fax)

June 21, 2007

VIA EDGAR

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-KSB for the year ended December 31, 2005

       Filed April 14, 2006

       File No. 000-13337

Dear Mr. Todd:

I am the Chief Financial Officer of Advanced Battery Technologies, Inc.  I am writing in response to your letter to my predecessor, Guohua Wan, dated December 8, 2006.  The Staff’s comments that were set forth in your letter are repeated below, each followed by our response.

From 10-KSB for the fiscal year ended December 31, 2005

Financial Statement

1.

   We refer to your response to comment 1. We see that you have determined that the acquisition of the minority interest in ZQ Power-Tech should be accounted for under the purchase method as described in SFAS 141. In that regard:

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Please provide revised financial statements for the interim periods during 2006 and related revised Forms 10-Q for our review.

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Please ensure that your revised financial statements fully comply with the disclosure requirements of SFAS 141 and SFAS 154.

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Please also ensure that MD&A presents a full discussion of the reasons for and impact of the revised accounting.

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Please label all restated financial statements, columns or tables “as restated”.

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Please also note that the revised filings are “future filings” for purposes of applying comments from our letters dated July 28, 2006 and September 20, 2006. Accordingly, the revised filings should consider any comments from those letters that are relevant to those revised filings.

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Response to Comment 1:

We are on this day filing via EDGAR amendments to our Form 10-QSBs for the interim periods ended March 31, 2006, June 30, 2006 and September 30, 2006.  The amendments contain the revised financial statements and MD&A disclosure suggested in this comment.   We are sending to Mr. Kartholy by Fedex two copies of each of the amendments marked to show the changes from the initial filing.

2.

With regards to the pending restatement, it appears that you should also provide an Item 4-02 Form 8-K. Please provide that filing or advise us why such filing is not required under the instructions to Form 8-K.

Response to Comment 2:

As suggested, we filed an Item 4.02 Form 8-K on June 15, 2007, disclosing that the prior financial statements could not be relied upon.

3.

In light of the proposed restatement, please tell us why you believe disclosure controls and procedures were effective during 2006. Your response should also address your company’s specific expertise in U.S. GAAP, including how you arrive at accounting decisions for non-routine transactions such as the acquisition of the minority interest in ZQ Power-Tech.

Response to Comment 3:

The amended 10-QSBs being made on this date disclose in Part I, Item 3 that during 2006 the Company’s disclosure controls and procedures were inadequate due to the lack of expertise in US GAAP among the Company’s salaried personnel.  The amended filings further disclose that during 2007 the Company has remedied the inadequacy.  Specifically, we have implemented the following improvements:

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At the end of 2006 our Board of Directors changed our principal independent auditor from a Hong-Kong based accounting firm to a U.S. based firm. Our new auditors, Bagell, Josephs, Levine & Company, LLC, have a broad practice among US public companies, but also employ Chinese-speaking accountants to enable the firm to communicate its knowledge readily to Chinese clients and to facilitate the delivery of timely services.

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In March 2007 our Board of Directors elected John McFadden to serve on the Board and as Chairman of its Audit Committee.  Mr. McFadden has decades of experience in corporate finance, primarily with First Boston Corporation.

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In April 2007, the Board of Directors hired Ms. Sharon Tang as our new Chief Financial Officer.  Ms. Tang, who is bilingual, earned an MBA from Baruch University in New York and has many years of employment experience in investment banking and financial analysis.

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The Company has also recently hired additional personnel to staff the bookkeeping and accounting function in its New York office.

Now, when the need to arrive at an accounting decision for a non-routine transaction occurs, we have several layers of expertise that we can bring to bear upon the issue.  With all these positive changes, our management is confident that we will be in a far better position to ensure the effectiveness of our disclosure controls and procedures.

4.

We refer to your response to comment 5. Your response indicates that the terms of the contracts with Li Wing Chun Charles, Lam Chi Yin Henry and Chan Tsz King extend to June 28, 2006. Accordingly, please tell us why the amortization period for these contracts is sixty months from January 6, 2004. As a related matter, the schedule provided with your response dated September 8, 2006 indicates that these arrangements began on January 6, 2004. Please tell us why your response to comment 5 indicates that the contracts have an inception date of June 29, 2004.

Response to Comment 4:

Our response dated November 14, 2006 relating to the terms of the contract with Mr. Li, Wing Chun (Charles), Mr. Lam, Chi Yin (Henry) and Mr. Chan, Tsz King was not accurate. The contracts, which were dated as of June 29, 2004, had terms extending from June 1, 2004 to May 31, 2009, for a period of sixty months, just as disclosed on the schedule we provided with our response dated September 8, 2006. As to the related issue in the comment, the schedule that we provided with the September 8, 2006 response used the British system for denoting dates instead of American system.  Therefore, June 1, 2004 was denoted “1.6.2004.”

5.

We refer to your response to comment 5. Tell us when the contract with Yu Hao was terminated and tell us when the unamortized balance was expensed.

Response to Comment 5:

We reviewed our response dated November 14, 2006 related to the contract with Ms. Yu Hao and realized that our previous response was incorrect. Ms. Yu was originally employed by our New York office as a full-time employee. Her full-time employment with us was terminated in August 2004. However, because the Company still depends on her certain knowledge and expertise from time to time, a separate consulting contract was entered between the Company and Ms. Yu in August 2004. In accordance with the contract terms, the Company issued 50,000 shares of common stock to Ms. Yu in consideration for her periodical services. The fair value of the 50,000 shares was recorded as a prepaid consulting expense, which is being amortized over the term of the contract. This contract was for a ten-year term and is still in effect as of today. Therefore, the consulting expense related to the issuance of the 50,000 shares is still subject to amortization and has not been fully expensed yet.

6.

We refer to your responses to comment 8. You indicate that Mr. Leo was director and corporate secretary. Accordingly, please respond to the following:

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Tell us why Mr. Leo was not an employee for stock compensation purposes at the date of grant. Tell us how you interpreted and applied the requirements of FIN 44.

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We see that you filed a Form 8-K indicating that Mr. Leo resigned from the Board of Directors in February 2005. Accordingly, please tell us why the remaining deferred compensation associated with the restricted stock issued to him was not expensed at that time. Identify the basis in GAAP for your accounting, including the specific accounting literature applied.

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In that regard, please describe the terms, condition and life of any arrangements entered into with Mr. Leo after the date of his resignation, including a description of nature, terms and extent of any continuing services. Please refer to paragraphs 15 and 16 to FIN 44.

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Please provide us English language copies of any agreement underlying the restricted share grant, including any modifications.

Response to Comment 6:

In April 2004 Cashtech Investment Limited signed an Agreement with John Leo dated April 1, 2004.  In May 2004 Cashtech reverse merged into the company now known as “Advanced Battery Technologies, Inc.”  Shortly thereafter, Advanced Battery issued to Mr. Leo the 200,000 shares required under the Agreement.  Two copies of the Agreement are being delivered to Mr. Kartholy as Supplemental Material.

The Agreement provided that Mr. Leo would serve as a member of the Board of Directors and as interim Chief Financial Officer, but that he would “provide advisory and consulting services upon termination of his duties as director and interim CFO.”  The Agreement specified that it would be effective for a period of ten years. Therefore, although Mr. Leo was replaced as CFO in September 2004 and resigned from the Board in February 2005, his obligations to provide advisory and consulting services continues through March 2014.  Because management of Advanced Battery does, in fact, consult with Mr. Leo from time to time on business matters, the determination was made that the deferred compensation associated with the stock issued to Mr. Leo should be amortized over the remaining life of the Agreement.

Mr. Leo was not an employee of Advanced Battery for stock compensation purposes.  Paragraph 6 of FIN 44 prescribes application of IRS standards to determine whether an individual is an employee.  In that regard, Advanced Battery never represented that Mr. Leo was an employee and never reported Mr. Leo as an employee on its payroll tax returns.  In fact, Mr. Leo had full time employment as President of American Union Securities Inc. during the period when he was an officer and director of Advanced Battery.

Paragraph 8 of FIN 44 states that a nonemployee member of the board of directors is an employee for stock compensation purposes.  However, Paragraph 8 goes on to state that such treatment “does not apply to awards granted to individuals for advisory or consulting services in a nonelected capacity or to nonemployee directors for services outside their role as a director, such as legal advice, investment banking advice, or loan guarantees.  In the instant case, that exception is applicable, as evidenced by the facts that:

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 (a) the Agreement specifies that the shares were issued “(I)n consideration of the Services,” which are defined in the Agreement as “services…pertaining to public company issues,”  but do not, as defined in the Agreement, include service on the Board;

 (b) the shares issued to Mr. Leo were in consideration of a ten year commitment, although he served on the Board for only 9 months; and

 (c)  when Mr. Leo resigned from the Board, he was not required to return any shares

Yours,

/s/ Sharon Xiaorong Tang

Sharon Xiaorong Tang, Chief Financial Officer

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